

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 13, 2016

Via E-mail
Shih-Jye Cheng
Chairman and President
ChipMOS Technologies Inc.
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:**   **ChipMOS Technologies Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 18, 2016**
> **File No. 333-209733**
>
> **ChipMOS Technologies Bermuda Ltd.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed April 18, 2016**
> **File No. 005-79614**

Dear Mr. Cheng:

We have reviewed the amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2016 letter.

Background of the Merger, page 31

1. We note your response in (2) to prior comment 15 and the added disclosure on page 50. However, it remains unclear how "presentations of public information and arithmetic calculation that Wells Fargo Securities was asked to collect or perform by IMOS" fall outside the scope of a "report, opinion or appraisal" under Item 1015 of Regulation M-A.

Please revise to include a reasonably detailed description of each of the reports provided by Credit Suisse and Wells Fargo and file any written materials as exhibits under Item 1016(c). To the extent that report is a prior draft of something that has already been summarized, so state and summarize only the material differences between the prior drafts and what has already been disclosed.

Certain Financial Projections, page 48

2. We note your response to prior comment 23. However, complete financial forecasts, including any material assumptions or limitations underlying the forecasts, prepared by the subject company and shared with and utilized by the fairness adviser are generally required disclosure in a going-private transaction. Please revise to include. If you continue to believe that certain aspects of the projections are not material or are too voluminous to be included, please provide such material supplementally with your response letter so that we may discuss.

Opinions and Reports of ChipMOS Taiwan's Financial Advisor and Independent Experts

Report of Credit Suisse, page 59

3. We note the statement on page 59 that Credit Suisse's presentation was "prepared for the sole use of the ChipMOS Taiwan Board to provide it with useful summary information of the Merger." Because this statement is inconsistent with the disclosures relating to the opinion, it should be deleted. Alternatively, disclose the basis for Credit Suisse's belief that shareholders cannot rely upon the opinion to support any claims against Credit Suisse arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Credit Suisse would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

4. We note the statement at page 60 that Credit Suisse shall not "assume any responsibility… for not having conducted any verification or validation regarding the accuracy, validity and feasibility of such prepositions and hypotheses." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise to delete this statement.

<u>Strained relations between the ROC and the PRC…, page 114</u>

5.   Please revise this risk factor to address any significant risks to ChipMOS Taiwan regarding the pending strategic partnership with Tsinghua Unigroup Ltd. arising out of the relationship between the Republic of China and the People's Republic of China discussed in this risk factor. Also, disclose how the partnership with Tsinghua Unigroup Ltd. may alleviate any material obstacles for ChipMOS Taiwan's expansion into the People's Republic of China in light of this relationship.

<u>Consolidated Financial Statements for the Years ended December 31, 2013, 2014 and 2015</u>

<u>Note 9. Income Taxes, page E-36</u>

6.   Please explain to us the reason that the statutory tax rate used in Note 9 on page E-37 is significantly lower than the statutory tax rate used in Note 9 on page F-38 of ChipMOS Technologies (Bermuda) Form 20-F for fiscal 2015.

<u>Note 31. Related Party Transactions, page E-57</u>

7.   Please refer to prior comment 28. We see you accounted for the IMOS shares held by ThaiLin as available-for-sale securities and recognized a significant gain from sale of these shares back to IMOS in 2013 and 2014. Please explain to us your basis for recognizing the gain since the transition was between entities under common control.

        You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498, Bryan Pitko, Attorney Advisor, Office of Mergers & Acquisitions, at (202) 551-3203, Christina Chalk, Senior Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3263, or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: James C. Lin, Esq.
        Davis Polk & Wardwell LLP